Exhibit 1.2

Amendments to the Amended and

Restated Memorandum and Articles of Association

Amendment of Article 1 of the amended and restated Memorandum and Articles of Association of the Company by adding the following definition: “Designated Stock Exchange” means The Nasdaq Stock Market.

Amendment of Article 111 of the amended and restated Memorandum and Articles of Association of the Company by replacing it with the following new article: “111. Subject to applicable law and rules of the Designated Stock Exchange: (1) The Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company. (2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at a Board meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the Board meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor. (3) The Board may, at any Board meeting convened and held in accordance with these Articles, remove the Auditor at any time before the expiration of his term of office and shall at that meeting appoint another Auditor in his stead for the remainder of his term.”